UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

By:	/s/ Moshe Eisenberg
Moshe Eisenberg,
Chief Financial Officer

Dated: June 16, 2015

CAMTEK LTD.

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 5, 2015

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the "Meeting”) of Camtek Ltd. (the "Company”) will be held on Wednesday, August 5, 2015 at 10:00 a.m. local time, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, for the following purposes:

A)	To re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on the Board of Directors of the Company until the conclusion of the 2016 annual general meeting of shareholders;

B)	To re-elect Ms. Gabi Heller and Mr. Rafi Koriat to serve on the Board of Directors of the Company as external directors, for additional terms of three years each;

C)	To approve amendments to the Company's Compensation Policy;

D)
To approve employment structure and compensation for the Company's Chief Executive Officer – increase of time basis and annual base salary; grant of cash bonus for the year 2014; cash bonus plan for the years 2015, 2016 and 2017; and equity grant;

E)
To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors for the year 2015 and until the conclusion of the 2016 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and

F)	To receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2014.

Only shareholders of record at the close of business on Thursday, June 30, 2015, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE”), is required to prove his share ownership to vote at the Meeting (whether in person or by proxy card). Such shareholder must provide the Company with an ownership certificate (as of the record date) from a TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s share registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at the Meeting, and so forth.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

 RAFI AMIT
Active Chairman of the Board of Directors & Chief Executive Officer

June 16, 2015

____________________

PROXY STATEMENT

____________________

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares" or "Shares"), of Camtek Ltd. ("we", "Camtek” or the "Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Annual General Meeting of Shareholders (the "Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, August 5, 2015 at 10:00 a.m. (Israel time), at the offices of the Company, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows: (A) to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on the Board of Directors of the Company until the conclusion of the 2016 annual general meeting of shareholders; (B) to re-elect Ms. Gabi Heller and Mr. Rafi Koriat to serve on the Board of Directors of the Company as external directors, for additional terms of three years each; (C) to approve amendments to the Company's Compensation Policy; (D) to approve employment structure and compensation for the Company's Chief Executive Officer – increase of annual base salary; grant of cash bonus for the year 2014; cash bonus plan for the years 2015, 2016 and 2017; and equity grant; and (E) to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors for the year 2015 and until the conclusion of the 2016 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2014 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Thursday, June 30, 2015, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all matters to be presented at the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for” nor "against” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the Securities and Exchange Commission (the "SEC") on Form 6-K and filed with the Israel Securities Authority.

QUOROM

The presence of two or more shareholders who hold in the aggregate at least 33 1/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half hour from the time specified for the commencement of the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within one half hour of the time specified for the commencement of the Meeting, the Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the Annual General Meeting. If a quorum is not present within one half hour from the time set for the commencement of the adjourned Meeting, the Meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth, as of June 1, 2015, the number of Ordinary Shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding Ordinary Shares; and (ii) all office holders of the Company as a group; the Israeli Companies Law (the "Companies Law") defines the term "office holder” of a company to include the chief executive officer, the chief business manager, a vice general manager, deputy general manager or any other person fulfilling any of the foregoing positions (even if such person’s title is different), as well as a director or any manager that reports directly to the chief executive officer.

The information contained in the table below has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days from June 1, 2015. The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage of ownership of any other person or group.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd. ("Priortech") (2)	16,919,739	48.6%
Rafi Amit(3)	74,560	0.21%
Yotam Stern(4)	138,200	0.40%
Office Holders as a group (12 persons)(5)	356,436	1.02%

(1)	The total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of June 1, 2015, is 223,436.

(2)
Priortech, our controlling shareholder, is an Israeli public company traded on TASE. As of June 1, 2015, Mr. Rafi Amit, our Active Chairman of the Board of Directors and Chief Executive Officer, holds 10.25% of Priortech issued and outstanding share capital, and Mr. Yotam Stern, one of our directors, holds 9.29% of Priortech's issued and outstanding share capital. As a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(3)
Mr. Amit directly owns 24,560 of our Ordinary Shares. In addition, as Mr. Amit may be deemed to control Priortech (see footnote 2), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Amit disclaims such beneficial ownership of such Shares.

(4)
Mr. Stern directly owns 108,200 of our Ordinary Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 2), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Stern disclaims such beneficial ownership of such Shares.

(5)
Our office holders as a group directly own 68,000 of our Ordinary Shares (and 223,436 options which have vested or will vest within 60 days as of June 1, 2015). Each of our office holders, other than Messrs. Amit and Stern (including their beneficial interest in Ordinary Shares owned by Priortech), beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of June 1, 2015) and have therefore not been listed separately.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2014, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2014 on Form 20-F, filed with the SEC on March 18, 2015.

ITEM A

RE-ELECTION OF DIRECTORS

Background

Under the Company's Articles of Association, the Board of Directors is to consist of not less than five and not more than ten directors. The current number of directors in the Company is five, including two external directors within the meaning of the Companies Law.

Directors (other than the external directors) are elected at the annual general meeting for a term of approximately one year, starting upon their appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders.

General

Re-election

Following the recommendation of such nominees to the Board by the Company's independent directors in accordance with Nasdaq Marketplace Rules (the "Nasdaq Rules"), it is proposed that Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly be re-elected as directors (as Mr. Bendoly is considered an independent director under the Nasdaq Rules, he did not participate in the recommendation with respect to his nomination). If re-elected, Mr. Amit, Mr. Stern and Mr. Bendoly will then serve for a term of approximately one year, until the conclusion of the 2016 annual general meeting of shareholders.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his election, specifying that he has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his duties as such. The Company has received a declaration from each of the nominees, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why Mr. Amit, Mr. Stern and Mr. Bendoly, if re-elected, should be unable to serve as directors. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

The following is a brief biography of each of the three nominees, based upon the records of the Company and information furnished to it by them:

Rafi Amit has served as our Active Chairman of the Board of Directors since August 2010 and Chief Executive Officer since March 2014. Mr. Amit previously served as our Chief Executive Officer from January 1998 until August 2010 and has served as Chairman of the Board of Directors since from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board of Directors since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985. As of November, 2012 Mr. Stern also serves as Chief Executive Officer of P.C.B Technologies Ltd., our affiliate which is also controlled by Priortech. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Oliben Ltd., a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

Mr. Bendoly is considered an independent director under the Nasdaq Rules and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq Rules.

Cash Remuneration to Mr. Bendoly

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order.

While Messrs. Rafi Amit and Yotam Stern do not receive any additional compensation for their service as our directors, Mr. Bendoly receives, and will continue to receive subject to the approval of his re-election as director of the Company, cash remuneration in the form of the fixed amounts of the annual and participation fees set forth in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), based on the classification of the Company according to the amount of its capital, and reimbursement of travel expenses for participation in a meeting which is held outside of his place of residence; currently NIS 71,132 (approximately $18,534) as annual fee, NIS 2,571 (approximately $670) as in-person participation fee, NIS 1,542 (approximately $402) for conference call participation and NIS 1,285 (approximately $335) for written resolutions. As these amounts do not exceed the maximum amounts set forth in the Remuneration Regulations and the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Relief Regulations"), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000, unless one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company's voting rights, informs the Company of his/their objection to this relief within 14 days from the date of this Proxy Statement.

The above-mentioned cash remuneration is in line with the Company's Executives & Directors Compensation Policy (the "Compensation Policy"), according to which each of the Company's non-executive (non controlling) directors is entitled to receive equal cash fees which include annual and participation fees; for a discussion regarding the cash remuneration received by each of our external directors see Item B below – under "Cash Remuneration".

Required Vote

The affirmative vote of the holders of the majority of the voting power represented at the Meeting, in person or by proxy, and voting thereon, is required for the re-election of Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on our Board of Directors.

The election of each of these three nominees shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Rafi Amit be, and he hereby is, elected to the Board of Directors for a term of approximately one year, until the conclusion of the 2016 annual general meeting of shareholders";

"FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, elected to the Board of Directors for a term of approximately one year, until the conclusion of the 2016 annual general meeting of shareholders"; and

"FURTHER RESOLVED, that Mr. Eran Bendoly be, and he hereby is, elected to the Board of Directors for a term of approximately one year, until the conclusion of the 2016 annual general meeting of shareholders".

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM B

RE-ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. Each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one external director, except that in accordance with the Companies Law the audit committee and the compensation committee must be comprised of at least three directors, including all of the external directors, and the external directors must comprise the majority of the members of the compensation committee.

General

Qualification

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company; any entity controlling the company at the date of such person's appointment; or any entity controlled, at the date of such person’s appointment or during the two years preceding that date, by the company or by a controlling entity.

A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing. The term "affiliation" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or may otherwise interfere with his ability to serve as external director.

The Companies Law provides that a shareholders meeting in which the appointment of an external director is to be considered will not be held unless the nominee has declared that he or she complies with the qualifications necessary for appointment as such. The Company has received such declarations from Ms. Gabi Heller and Mr. Rafi Koriat, who are now nominated for an additional term of service as external directors, confirming their qualifications under the Companies Law to be elected as external directors of the Company.

Term

In general, external directors serve a three-year term, which may then be extended for two additional three-year periods, provided that such external director was nominated by the Board of Directors for such additional term, and such additional term was approved in accordance with the approvals required under the Companies Law for election of external directors. Thereafter, in accordance with the Relief Regulations, an external director may be appointed for additional terms of service of not more than three years each provided that: (a) a company's audit committee, followed by the board of directors, have approved that considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment for an additional term of service is beneficial to the company; (b) the appointment for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

The third terms of service of Ms. Heller and Mr. Koriat are scheduled to expire on September 13, 2015 (the "Expiration Date"). Following resolutions by our Audit Committee and Board of Directors, to approve and to recommend that, considering the expertise and special contribution of each of Ms. Heller and Mr. Koriat to the work of the Board of Directors and its committees, the appointment of each of them for an additional term as external director would be beneficial to the Company, shareholders are now requested to re-elect each of Ms. Heller and Mr. Koriat for additional term of service as such. When resolving in the matter, our Audit Committee and Board of Directors considered, among others, Ms. Heller's cumulative and vast financial and management experience and Mr. Koriat's unique and extensive experience and expertise in the fields of semiconductor assembly and processing equipment, optical network components and nanotechnology. If re-elected, Ms. Heller and Mr. Koriat will then serve as our external directors pursuant to the provision of the Companies Law for an additional three-year term, beginning on the Expiration Date and ending three years thereafter, after which they may be re-elected to serve in this capacity for additional terms in accordance with and subject to the approvals required under the Companies Law and the Relief Regulations.

Financial and Accounting Expertise

Under the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) generally, at least one of the external directors must have “accounting and financial expertise.” The Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. The Board of Directors of the Company has determined that Ms. Gabi Heller has the requisite accounting and financial expertise and that Mr. Rafi Koriat has the requisite professional qualifications to serve as external directors.

The following are brief biographies of Messrs. Heller and Koriat, based upon the records of the Company and information furnished to it by each of them:

Gabi Heller has served on our Board of Directors since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer and internal controller. Currently Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd., an investment company holding two technology incubators. From 1994 until 2010 Ms. Heller served as the Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE.  Ms. Heller currently serves on the Boards of Directors of Kerur Holdings Ltd and Elco Holdings Ltd, both traded on TASE, and on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Counsel. From 2004 until 2007 she served on the Board of Directors of Electra Consumer Products Ltd. From 1999 to 2003 Ms. Heller served on the Board of Directors of Priortech, and from 2000 to 2003 served on the Board of Directors of One1 Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

Rafi Koriat has served on our Board of Directors since September 2006 and is the Chairman of our Audit Committee and Compensation Committee. Mr. Koriat has extensive experience as Chief Executive Officer and Board member in the fields of semiconductor assembly and processing equipment, optical network components, nanotechnology and Co-Chairman of NanoIsrael International Conference. Prior to his present position as founder and Chief Executive Officer of Korel Business Ltd., which specializes in strategic management and positioning of high tech companies and management, Mr. Koriat was Chief Executive Officer of Lambda Crossing Ltd. engaged in the development and manufacturing of optical components for the networks (2001-2006), and Founder and Chief Executive Officer of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are engaged in the development and manufacturing of advanced front-end semiconductor capital equipment (1992-2001). Previously, Mr. Koriat worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc. mostly at the headquarters in the United States and earlier in Israel and held executive positions including Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), all three under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology and a M.Sc. from Drexel University in Philadelphia, Pennsylvania and has completed an Executive Management Program at Stanford University.

We are not aware of any reason why any of the two nominees, if re-elected, would be unable or unwilling to serve as an external director. If re-elected, the external directors will receive cash remuneration as described below.

Cash Remuneration

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of a company according to the amount of its capital. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, subject to certain limitations.

The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office.

On June 16, 2015, following approval by our Compensation Committee, our Board of Directors resolved that during their fourth term of service (assuming that they will be re-elected as set forth above), our external directors, Gabi Heller and Rafi Koriat, shall receive remuneration in the form of the fixed amounts of the annual and participation fees set forth in the Remuneration Regulations, based on the classification of the Company according to the size of its capital, as received by Mr. Eran Bendoly (see Item A above – under "Cash Remuneration "); currently NIS 71,132 (approximately $18,534) as annual fee, NIS 2,571 (approximately $670) as in-person participation fee, NIS 1,542 (approximately $402) for conference call participation NIS 1,285 (approximately $335) for written resolutions; and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. However, according to the Remuneration Regulations, such shareholder approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed and maximum amounts of the annual and participation fees that are set forth in these regulations and the Relief Regulations; As pursuant to the approvals by our Compensation Committee and Board of Directors, the Company is to pay each of the nominated external directors annual and participation fees in the form of the fixed amounts, such payments are exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000, unless one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company's voting rights, informs the Company of his/their objection to this relief within 14 days from the date of this Proxy Statement.

Messrs. Heller and Koriat do not beneficially own any of our Shares. In 2006, when Ms. Heller and Mr. Koriat were first elected to serve as external directors, the Company has granted each of them 5,000 options to purchase Company's Ordinary Shares, out of which 5,000 are still outstanding for each of Ms. Heller and Mr. Koriat.

The above-mentioned cash remuneration is in line with the Compensation Policy, according to which, the compensation of our external directors is to be determined and capped in accordance with the comparative compensation mechanism specified in Section 8a-8b of the Remuneration Regulations.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal, in person or by proxy, is necessary for the approval of the re-election of Mr. Rafi Koriat and Ms. Gabi Heller as external directors. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family, or the immediate family of a shareholder's spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our public shareholders is a controlling shareholder (other than Priortech and Messrs. Amit and Stern, who are deemed to control Priortech) or has personal interest in this proposal, and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's Chief Financial Officer, at +972-4-604-8100 or via email at  moshee@camtek.co.il for instructions on how to vote your ordinary shares and indicate that you are a controlling shareholder or have personal interest.

The election of each of the two nominees shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Ms. Gabi Heller be, and she hereby is, re-elected to serve as external director of the Company, for additional term of three years, to commence on September 13, 2015 and until September 12, 2018"; and

"FURTHER RESOLVED, that Mr. Rafi Koriat be, and he hereby is, re-elected to serve as external director of the Company, for additional term of three years, to commence on September 13, 2015 and until September 12, 2018".

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM C

AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY

Background

On October 14, 2013, our shareholders, following the recommendation of the Compensation Committee and the Board of Directors, approved the adoption of the Compensation Policy of the Company, which provides a framework for the terms of office and employment of our office holders (see above under "Security Ownership by Certain Beneficial Owners and Management"), including terms such as their base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, undertaking to indemnify or indemnification.

The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to consider its adequacy, and must be reapproved by the Compensation Committee, Board of Directors and shareholders of the Company at least every three years.

General

Further to the review of the Compensation Policy by the Compensation Committee and Board of Directors, and the experience gained in the implementation of the Compensation Policy during the time that has passed since its adoption, our Compensation Committee and Board of Directors have determined that some provisions of the Compensation Policy should be updated, clarified or revised.

The proposed amendments to the Compensation Policy are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the "Amended Policy"). Such revisions include a number of amendments intended solely to clarify the original intention of such amended provisions. In addition to such clarifying amendments, it is also proposed to make one substantial amendment to our Compensation Policy, as follows (terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy):

Section II 5.4

This Section, in its current form, provides, inter alia, for a maximum annual base salary of $250,000 with respect to our Chief Executive Officer ("CEO"). Our Compensation Committee and Board of Directors reviewed a benchmark comparison referring to compensation granted to CEOs of peer group companies, conducted by Zviran Consulting & Surveys, which indicated that our CEO's total compensation, including his annual base salary, are significantly lower from the average levels of compensation (and annual base salaries) paid to CEOs of such peer group companies. Pursuant to such review, our Compensation Committee and Board of Directors found it is advisable to increase the cap of the annual base salary permitted for the Company's CEO under our Compensation Policy, in order to provide them with a more appropriate range for setting the annual base salary for the Company's CEO (subject to further approvals required under the Companies Law), thus providing our CEO with a more suitable and competitive compensation package. It is therefore proposed to increase the cap set for the CEO's annual base salary, so that the annual base salary that may be granted to our CEO shall not exceed $350,000. Our Compensation Committee and Board of Directors believe that this proposed amendment to the Compensation Policy is appropriate and suitable to the needs of the Company, and provide a better expression of the desired compensation structure for the Company's CEO and of the right balance between creating proper incentives for our CEO, and the Company's other best interests.

In light of the foregoing, the Compensation Committee recommended the approval of the Amended Policy, and the Board of Directors approved, and recommends that the shareholders approve, the Amended Policy.

If the Amended Policy is adopted pursuant to the Companies law, then the date of such adoption shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the Amended Policy is not adopted pursuant to the Companies Law, then the current Compensation Policy (including, subject to the approval of our shareholders of the increase of time basis and annual base salary of our CEO, as detailed under Item D below, the amended Section II 5.4) shall continue to be in full force and effect for the duration of the three-year period that commenced on October 14, 2013, the date of its original adoption by our shareholders.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal, in person or by proxy, is necessary for the approval of the Amended Policy. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Policy, in the form attached as Exhibit A to the Proxy Statement for the 2015 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three years as of the date hereof"

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

ITEM D

EMPLOYMENT STRUCTURE AND COMPENSATION OF OUR CEO

Background

On March 27, 2014, following Mr. Roy Porat’s decision to step down from his position as our CEO as of January 2014, our shareholders approved that all responsibilities previously held by Mr. Porat shall be delegated to Mr. Amit in his capacity as our Active Chairman of the Board, without any further amendment of his terms of employment, including his compensation structure, which remained as previously approved by our shareholders in the special general meeting of shareholders held in October 14, 2013.

Under the Companies Law, arrangements regarding the compensation of a CEO of a publicly traded company require the prior approval of a company's compensation committee, board of directors and shareholders, in that order.

The Amended Policy authorizes cash and equity based compensation to our CEO, as proposed below.

We now seek shareholder approval for a new employment structure and compensation for Mr. Amit, in consideration for his services as our CEO, by way of: (i) increasing his time basis for service as our CEO, from 75% to 90%, and increasing his annual base salary; (ii) approving the grant of a cash bonus for the year 2014; (iii) approving a cash bonus plan for the years 2015, 2016 and 2017; and (iv) approving an equity grant; all as detailed herein below.

General

Increase of Scope of Services and Annual Base Salary

In accordance with his employment terms, Mr. Amit dedicates 75% of his time to his role as our Active Chairman of the Board of Directors and CEO and is entitled to a gross annual base salary of $237,474 (including social benefits), to a performance based annual cash bonus which target shall not exceed six monthly base salaries (referring to his position as CEO), and to all other benefits forming part of his total compensation. As Mr. Amit resides in Asia, close to the Company's primary markets in Asia and the Far East, he is entitled to receive benefits granted to employees of the Company who relocated to Asia, such as flights, housing and health insurance. In 2014, no annual cash bonus or equity compensation was granted to Mr. Amit.

As Mr. Amit actually spends most of his time in performing duties that are connected to his role as our Active Chairman and CEO, it is proposed to increase his scope of services from 75% to 90%, and, accordingly, to decrease the scope of services currently spent in his position as Chairman of the Board of Directors of Priortech Ltd, our controlling shareholder, from 25% to 10%.

Our Compensation Committee and Board of Directors, in their respective resolutions dated June 15 and June 16, 2015 approved, subject to shareholder approval, such increase in Mr. Amit's scope of services to the Company, provided that the corresponding decrease in the scope of services to Priortech is approved by Priortech's shareholders.

In addition, our Compensation Committee and Board of Directors approved an increase of the annual base salary paid to Mr. Amit, in consideration for his service as our CEO, to a sum of $313,133 (reflecting 90% scope of services) (the "Increased Base Salary"), including, inter alia, the applicable amendment of Section II 5.4 of the Compensation Policy, referring to the increase of the cap on the annual base salary of our CEO to $350,000 (as detailed under Item C above – "General" – "Section II 5.4") which, subject to the approval of our shareholders of the Increased Base Salary as provided herein, but notwithstanding their approval (or lack thereof) of the Amended Policy under Item C above, shall be deemed approved.

It is hereby clarified that the proposed increase in Mr. Amit's scope of services to the Company shall only become effective upon the approval of the corresponding decrease in scope of services provided to Priortech, by Priortech's shareholders. To the extent that such decrease is not approved by Priortech's shareholders, then Mr. Amit's scope of services to the Company shall remain 75%, and the Increased Base Salary shall be adjusted accordingly to reflect such scope of services.

If the increase in scope of services and annual base salary is approved in accordance with the foregoing and pursuant to the Companies Law, then the date of such approval by our shareholders shall be deemed to be the date of re-approval of Mr. Amit's terms of employment, which shall remain in full force and effect for a period of three years thereafter.

If the increase in scope of services and annual base salary is not approved in accordance with the foregoing and pursuant to the Companies Law, then his current terms of employment shall continue to be in full force and effect for the duration of the three-year period that commenced on the date of their approval by our shareholders in the special general meeting of shareholders held in October 14, 2013.

Cash Bonus Plan for the Years 2015, 2016 and 2017

Following the approval of our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, that for each of the years 2015, 2016 and 2017, the annual on target cash bonus of our CEO shall be equal to 6 monthly base salaries (the "On Target Bonus"), and shall be comprised of the following:

1.	Measurable Targets:

At least 80% of the Cash Bonus Plan targets will be measurable targets which shall include:

a.
At least 50% of the Cash Bonus Plan targets will be comprised of financial measurable targets, such targets will include at least two different financial measurable targets, one of which shall be the Company's Non GAAP Net Profit which shall weigh at least 25% of the On Target Cash Bonus (together: the "Financial Measurable Targets").

For the year 2015, the proposed Financial Measurable Targets shall include (i) Non GAAP Net Profit; and (ii) Company revenues, both targets to be determined based on the Company’s annual business targets for the year 2015 and each having an equal weight of 32% of the On Target Bonus.

For each of the years 2016 and 2017, our Compensation Committee and Board of Directors may decide to change the weights of each of the Financial Measurable Targets specified above (provided that the Company's Non GAAP Net Profit shall in any event weigh at least 25%, as set forth above),, replace Company's revenues with another Financial Measurable Target, or add further Financial Measurable Targets, as shall be the case, by implementing a similar methodology as described in this Section 1.

b.	Up to 30% in non-financial measurable targets (the "Non-Financial Measurable Targets").

For the year 2015, the Non-Financial Measurable Target shall consist of a minimum number of installations of FIT (Functional Inkjet Technology) systems at customers' sites, having a weight of 16% of the On Target Bonus.

For each of the years 2016 and 2017, our Compensation Committee and Board of Directors may decide to change the weight of the Non-Financial Measurable Target specified above, replace such Non-Financial Measurable Target with another Non-Financial Measurable target, or add further Non-Financial Measurable Targets, as shall be the case, by implementing a similar methodology as described in this Section 1.

Following the end of each calendar year, the actual achievements of the Company for that year shall be measured as follows:

(i) Achievement of 100% of the Measurable Targets, will entitle 100% payment for the Measurable Targets;

(ii) Achievement above 100% of any of the Measurable Targets will increase the cash bonus for such Measurable Target in accordance with its applicable mechanism as shall be pre-determined by our Compensation Committee and Board of Directors for each year (provided that in no event shall the annual cash plan payment to our CEO exceed the Payment Cap referred to below); and

(iii) Achievement below 100% of any of the Measurable Targets (but above the Payment Threshold as defined below) will decrease the cash bonus for such Measurable Target in accordance with its applicable mechanism as shall be pre-determined by our Compensation Committee and Board of Directors for each year.

2.
Non-Measurable Targets: No more than 20% of the Cash Bonus Plan targets will be non-measurable targets, such targets may include one or more objectives and they shall be pre-determined by our Compensation Committee and Board of Directors for each of the years 2015, 2016 and 2017. For 2015, the non-measurable targets shall weigh 20% of the On Target Bonus.

Our Compensation Policy sets a threshold for payment of annual cash bonuses to our executives, including our CEO; Under such threshold, in the event that the Company's Non GAAP Net Profit shall be less than $2,000,000, no cash bonuses shall be paid to our executives or our CEO (the "Payment Threshold"). Accordingly, if the Payment Threshold is not reached, our CEO will not be entitled to receive any cash bonus.

In any event, in accordance with our Compensation Policy, the aggregate amount of the annual cash plan payment to our CEO, with respect to each of the years 2015, 2016 and 2017, shall not exceed 9 monthly base salaries (the "Payment Cap").

Grant of Equity Compensation

Following the approval by our Compensation Committee, our Board of Directors resolved to recommend to our shareholders to approve to our CEO equity grant in the form of options to purchase 161,335 Ordinary Shares, to be granted at the date of the  Meeting (the "Grant Date"), with an exercise price equal to the average closing price of the Company’s Ordinary Shares on the NASDAQ Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date.

The options shall vest over a total period of four years as follows: 25% of the options shall vest on the first anniversary of the Grant Date, another 25% of the options shall vest upon the second anniversary of the Grant Date and the remaining portion shall vest in 48 equal portions upon the lapse of each full additional month of continuous service thereafter, until all the options are vested, i.e. 100% of the options will be vested after four years. The options are granted under the Company’s 2014 Employee Share Option Plan, and may be exercised for a term of 7 (seven) years from the Date of Grant, after which they shall expire and terminate and become null and void. As Mr. Amit is deemed to be a controlling shareholder of the Company (through Priortech), the options will be granted under Section 3(9) of the Israeli Income Tax Ordinance.

The value of the equity grant to our CEO equals, at the date of this Proxy Statement, approximately $255,134.

Considerations Taken into Account by our Compensation Committee and Board of Directors

Our Compensation Committee and Board of Directors believe that the proposed increase in Mr. Amit's scope of services to the Company as CEO ,the Increased Base Salary, the grant of a cash bonus payment for the year 2014, the cash bonus plan for the years 2015, 2016 and 2017, as well as the equity grant to our CEO, are all in the Company's best interests and are in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy (and, with respect to the Amended Base Salary, the Amended Policy). When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations required under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Amit, the estimation of Mr. Amit's expected contribution and importance of Mr. Amit to the future growth and profitability of the Company, as well as the compensation received by chief executive officers of peer-group companies, in accordance with a benchmarking prepared by a reputable consultancy firm.

Further, our Compensation Committee and Board of Directors believe that the proposed grant of options to our CEO is appropriate and suitable, considering, among others, the importance of motivating and incentivizing our CEO through the grant of equity, a compensation element which includes vesting over a total of four years, thus having a long term incentive value, while taking into account the interests of the Company's investors and the effect of the equity grant on the dilution of our shareholders.

The Compensation Committee and Board of Directors have also considered and confirmed the adequacy of the foregoing proposed resolutions to the provisions of our Compensation Policy (and, with respect to the resolution regarding the Amended Base Salary, the Amended Policy).

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on these proposals, in person or by proxy, is necessary for the approval of each of the foregoing resolutions (and, inter alia, the amendment to Section II 5.4 of our Compensation Policy). In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of these proposals, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against these proposals must not represent more than two percent of the outstanding Ordinary Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

Each of the proposed compensation elements referred to under this Item D shall be voted upon separately at the Meeting.

It is proposed that at the Meeting, the following resolutions be adopted:

 “RESOLVED, to approve the increase in scope of services and annual base salary of our CEO (including, inter alia, the applicable amendment to Section II 5.4 of our Compensation Policy), all as described in Item D of the Proxy Statement for the 2015 Annual General Meeting of Shareholders";

"FURTHER RESOLVED, to approve the grant of a cash bonus payment in the sum of $93,450 to our CEO, for the year 2014";

"FURTHER RESOLVED, to approve the cash bonus plan for our CEO for the years 2015, 2016 and 2017, all as described in Item D of the Proxy Statement for the 2015 Annual General Meeting of Shareholders"; and

"FURTHER RESOLVED, to approve the grant of options to purchase 161,335 Ordinary Shares of the Company, all upon the terms described in Item D of the Proxy Statement for the 2015 Annual General Meeting of Shareholders".

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM E

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

The Companies Law and our Articles of Association provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, the current joint independent auditors of the Company, as joint independent auditors of the Company until immediately following the next annual general meeting of shareholders. Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Raveh Ravid was first appointed as the Company's independent auditor at the 2010 annual general meeting of shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The Company's Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin and Raveh Ravid, and have recommended their re-appointment as the Company's independent auditor until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company's shareholders.

According to the Company's Articles of Association, the Board of Directors is authorized to determine the basis of the auditor's compensation in accordance with the volume and nature of the services rendered by them.

The following table presents the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2014:

Audit fees[1]	$214,297

Required Vote

The affirmative vote of holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is necessary for the re-appointment of Somekh Chaikin and Raveh Ravid as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees for the term of their appointment.

It is proposed that at the Meeting, the following resolution be adopted:

"RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, be re-appointed as joint independent auditors of the Company until the conclusion of the 2016 annual general meeting of shareholders, while Somekh Chaikin will be a sole auditor for all SEC filings and reporting; and (ii)  the Board of Directors of the Company shall be authorized to determine the fees for Somekh Chaikin and Raveh Ravid, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM F

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2014 (filed with the SEC on March 18, 2015), may be viewed on our website: http://www.camtek.co.il, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.
__________________________

[1]
Audit fees consist of fees and expenses related to the fiscal year audit and interim reviews, as well as services in connection with statutory and regulatory filings and engagements, including services that generally only the independent accountant can reasonably provide.

By Order of the Board of Directors,

RAFI AMIT
Active Chairman of the Board of Directors & Chief Executive Officer

June 16, 2015

Exhibit A – Amended Policy

Executives& Directors Compensation Policy

I.	Overview

1.	Definitions

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds adifferent title, and any other excutive  subordinate to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, anundertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements. [In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

2.	Policy Global Guidelines

2.1.
Our Company provides automated solutions dedicated for enhancing production processes and yield in semiconductor fabrication and packaging and printed circuit board and IC substrates industries. Our Company's innovations have made it a technological leader in dozens of countries around the world.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its human resources through all levels. Thus, we believe that the company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

The Policy is intended to align between the importance of incentivizing Office Holders to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives.

2.5.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.7.	The Policy is guided by the principles set forth by Amendment 20 and the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

1.
When examining and approving the Executives' Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors, and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Companyas defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 companies similar in parameters such as, among others,revenue, market cap, field of operation, annual income, number of employees, country of operation etc'. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation,  all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• •	Individual role, scope and capability based compensation Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, business unit and individual's periodical and long-term goals and targets.	• • •	Reward periodical accomplishments Align Executive’ objectives with Company, business unit and individual's objectives Market competitiveness in attracting Executives.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• • •	Company performance based compensation Reward long-term objectives Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

Fixed compensation

5.	Base Salary:

5.1.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.2.
The Company shall determine the Company's comparative peer groups as set forth above, such that the base salary of each Executive shall be determined, among others, based on a comparison to such benchmark.

5.3.
Our Compensation Committee and Board of Directors may determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.4.
The annual base salary for each Executive shall be determined by our Compensation Committee and Board of Directors, but in no event shall exceed: (i) with respect to the CEO- USD ~~250~~350,000; and (ii) with respect to other Executives- USD 220,000.

5.5.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 70 % of such Executive's Total Compensation.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Benefits which may be offered as part of the general employee benefits package (such as, in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance)1 - fully covered by the company including any tax gross up) communication & media, Israeli education fund, etc.) in accordance with the local practice of the Company.

______________________
1 In this case such payment shall be added to the Executive's base salary and shall affect the cap specified in section 6 above accordingly.

6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

6.1.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 25 days annualy), subject to the minimum vacation days requirements per country of employmentas well as  the local national holidays.

6.1.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 10% of such Executive's annual base salary (excluding with respect to relocation).

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company and business unit's goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives

8.1.	Variable Cash Incentive Plan

8.1.1.
The cash incentive plan is an incentive cash payments to the Executives that vary based on the Company and business unit’s performance and on their individual performanceand contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the "Cash Plan") which will set forth, for each Executive,  targets which form such Executive's on target Cash payment, (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.

8.1.4.
The On Target Cash Plan of each Executive shall be calculated based on such Executive’sbase salary, and shall not exceed: (i) with respect to the CEO- 6 monthly base salaries; and (ii) with respect to other Executives- 4 monthly base salaries.

8.1.5.
The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed: (i) with respect to the CEO- 9 monthly base salaries; and (ii) with respect to other Executives- 6 monthly base salaries.

8.1.6.
In the event that in a given year the Company's NON GAAP Net Profit shall be less than US$2,000,000, (or a higher amount in the event determined so by the Board in a given year) - no annual Cash Plan payment shall be paid to Executives.

8.1.7.
At least 80% of the targets shallbe measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company's/ business unit's Revenues
•	Company's/ business unit's Operating Income
•	Pre-tax profits above previous fiscal year
•	Company's/ business unit's Bookings
•	Collection
•	Customer satisfaction
•	KPIs
•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

A non-substantial portion, of up to 20% of the targets  may be based on  non-measurable criteria. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, evaluation of the Executive by the CEO/Board of Directors, as relevant.

8.1.8.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and business unit’s long term and short term targets. The measurable targets shall include at least two financial targets, one of which shall be the Company's NON GAAP Net Profit, together weighing at least: (i) ~~up to~~ 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations , VP HR etc.) and (ii) ~~up to~~  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect to an Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive's unit and personal targets

8.1.9.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan Adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control   a cash payment of up to 6 monthly base salaries of such Executive.

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

9.4.
Our equity based components shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.5.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.

9.6.	The total yearly Equity Value at the time of grant with respect to any Executive shall not exceed 100% of such Executive's annual base salary

9.7.	The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
As a guideline, the notice period for the termination of an Executive shall not exceed three months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to additional 3 months.

10.3.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

12.2.
Our Compensation Committee and Board of Directors shall not be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved;.

III.	Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive (non- controlling) directors shall be entitled to receive an equal cash fee per year and per meeting in accordance with the amounts set forth in the Law.

1.2.	The Company's non-executive Chairman of the Board of Directors shall be entitled to receive (i) an annual base salary which shall in no event exceed US$250,000.

1.3.
The On Target Cash Plan of the Company's non-executive Chairman of the Board of Directors shall not to exceed two thirds of the Company's non-executive Chairman's annual base salary. The annual Cash incentive actually paid to the Company's non-executive Chairman of the Board of Directors in a given year shall not exceed 80% the non-executive's Chairman's annual base salary.

1.4.
Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation

2.1.
Each of the Company’s non-executive (non- controlling) directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed USD 30,000.

2.2.
The Company's non-executive Chairman of the Board of Directors shall be entitled to receive equity based compensation which total annual Equity Value at the time of grant, shall not exceed, 40% of his of his annual base salary.

2.3.	The equity based compensation of each of the Company’s non-executive directors shall vest in quarterly installments.

2.4.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors' Compensation:

3.1.
The compensation of our outside directors shall be determined and capped in accordance with the comparative compensation mechanism specified in section 8a- 8b of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of outside Directors) -2000.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensetion Committee, the Board of Directors and our shareholders , all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorize to provide our directors and officers with a liability insurance policy which aggregare coverage of $10,000,000, plus 20% additional coverage for claims-related costs, and the premium shall be up to US$70,000.

3.
Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
AUGUST 5, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m., on Wednesday, August 5, 2015 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

August 5, 2015

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1-5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1.To re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on the Board of Directors of the Company until the conclusion of the 2016 annual general meeting of shareholders;
NOMINEES: Rafi Amit Yotam Stern Eran Bendoly	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
2.To re-elect Ms. Gabi Heller and Mr. Rafi Koriat to serve on the Board of Directors of the Company as external directors, for additional terms of three years each;
NOMINEES: Gabi Heller Rafi Koriat	☐ ☐	☐ ☐	☐ ☐

3.To approve amendments to the Company's Compensation Policy.	☐	☐	☐
4.To approve employment structure and compensation for the Company's Chief Executive Officer;
Increase of time basis and annual base salary Grant of cash bonus for the year 2014 Cash bonus plan for the years 2015, 2016 and 2017 Grant of equity compensation	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐
5.To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2016 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.
	☐	☐	☐

PLEASE NOTE THAT BY EXECUTING AND SUBMITTING THIS PROXY CARD YOU HEREBY REPRESENT THAT YOU ARE NOT A "CONTROLLING SHAREHOLDER" AND THAT YOU DO NOT HAVE "PERSONAL INTEREST" IN RESOLUTIONS NO. 2, 3 OR 4 PROPOSED HERERIN. SEE THE “REQUIRED VOTE” SECTIONS IN ITEMS B, C AND D OF THE PROXY STATEMENT FOR MORE INFORMATION, INCLUDING HOW TO INDICATE THAT YOU ARE A "CONTROLLING SHAREHOLDER" OR THAT YOU DO HAVE "PERSONAL INTEREST".

To change the address on your account, please check the box at right and indicate your new address in the address space above.   ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder______________________________   Date________________

Signature of Shareholder______________________________   Date________________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.